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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(d)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            EIS INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                            EIS INTERNATIONAL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   268539103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                JAMES E. MCGOWAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            EIS INTERNATIONAL, INC.
                              555 HERNDON PARKWAY
                            HERNDON, VIRGINIA 20170
                                 (703) 478-9808

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                        THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                                RANDALL S. PARKS
                               HUNTON & WILLIAMS
                              951 EAST BYRD STREET
                          RIVERFRONT PLAZA, EAST TOWER
                         RICHMOND, VIRGINIA 23219-4074
                                 (804) 788-8200

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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is EIS International, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 555 Herndon Parkway, Herndon, Virginia, 20170. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is common stock, par value $0.01 per share, of the Company, together with the associated rights to purchase Series A Preferred Stock, par value $0.01 per share, pursuant to that certain Rights Agreement (the "Rights Agreement"), dated as of May 16, 1997 between the Company and BankBoston N.A., as amended (collectively, the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer by SERSys Acquisition Corporation, a Delaware corporation ("Purchaser") that is a wholly owned subsidiary of SER (USA), Inc., a Delaware corporation ("SER USA") that is a wholly owned subsidiary of SER Systeme AG, a German corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated December 23, 1999 offering to purchase all of the outstanding Shares at a price of $6.25 per Share, net to the seller in cash (the "Offer Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, as maybe amended from time to time, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 17, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation") and become a wholly owned subsidiary of SER USA and an indirect wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this Statement and is incorporated herein by reference.

     As set forth in the Schedule 14D-l, the principal executive offices of Parent are located at Innovationspark Rahms, D-53577 Neustadt/Wied, Germany, and the principal executive offices of Purchaser are located at 7200 Wisconsin Avenue, Suite 1001, Bethesda, Maryland 20814.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3(b), to the best knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

     The information included in the Offer to Purchase under the headings "The Tender Offer -- Background of the Offer; Contacts with the Company," "-- The Merger Agreement and Other Agreements" and "-- Certain Conditions of the Offer," is incorporated herein by reference. Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent or Purchaser, or their respective executive officers, directors or affiliates, is either incorporated by reference by the preceding sentence, disclosed in the excerpt from the Company's Proxy Statement, dated April 5, 1999, for its 1999 Annual Meeting of Shareholders, attached hereto as Exhibit (c)(9), or set forth in this Item 3 below or in Item 5 (the provisions of which are incorporated by reference herein) below. All information in this Statement relating to Parent or Purchaser and their respective officers, directors, representatives or affiliates, or actions or events with respect to any of them, was provided by Parent or Purchaser, respectively, and the Company takes no responsibility for such information.

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INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company is a Delaware corporation. Pursuant to Section 145 of the DGCL, a corporation incorporated under the laws of the State of Delaware is permitted to indemnify its current and former directors and officers under certain circumstances against certain liabilities and expenses incurred by them by reason of their serving in such capacities, if such persons acted in good faith for a purpose which they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

     Pursuant to Article Eighth of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), no director will be personally liable to the Company or any stockholder for damages resulting from any breach of fiduciary duty in such capacity to the fullest extent permitted by Delaware law. The Company's Certificate of Incorporation further provides that neither the amendment nor repeal of Article Eighth thereof may limit or eliminate the effect of Article Eighth in respect of any acts or omissions occurring prior to such repeal or modification. Article Eighth of the Certificate of Incorporation is filed herewith as Exhibit (c)(9) and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Board of Directors

     On December 16, 1999, the Board of Directors of the Company (the "Company Board") unanimously (with Messrs. McGowan and Burton abstaining) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, determined that the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its stockholders and recommended that (i) the stockholders accept the Offer and tender their Shares in the Offer and (ii) the stockholders entitled to vote thereon, approve and adopt the Merger Agreement, subject to the terms and conditions therein, and the transactions contemplated thereby. This recommendation is based in part upon an opinion of the Company's financial advisor, Updata Capital, Inc. ("Updata"), dated as of December 16, 1999, to the effect that, as of such date, the consideration to be received by the Company's stockholders in the Offer and the Merger is fair to the Company's stockholders from a financial point of view (the "Fairness Opinion"). The Fairness Opinion contains a description of the factors considered, the assumptions made and the scope of the review undertaken by Updata in rendering its opinion. The full text of the Fairness Opinion is attached as Exhibit (a)(9) to this Statement and is incorporated herein by reference. Stockholders are urged to read the Fairness Opinion in its entirety.

     (b) Background; Reasons for the Recommendation of the Company's Board of Directors

     Over the past several years, the management of the Company and the Company Board have regularly reviewed the Company's performance, strategic direction and prospects in light of changes in the contact center industry, including the possibility of increased competition.

     In May, 1999, Parent authorized its financial advisor, Broadview Int'l LLC ("Broadview"), to contact the Company regarding Parent's interest in exploring the possibility of a strategic relationship or business combination between the Company and Parent. Over the course of the next several months, Mr. Kevin R. McClelland, a Principal of Broadview, had multiple conversations with Mr. James
E. McGowan, President and Chief Executive Officer of the Company, regarding the potential benefits of a strategic relationship or business combination.

     On September 1, 1999, Dr. Philip A. Storey, Executive Vice President of Parent, and Mr. McGowan held a meeting at Mr. McGowan's office in Herndon, Virginia, the first informal senior executive discussions between the Company and Parent. As a result of this meeting, representatives of Parent and Company believed that there was potential for a good strategic fit between the two organizations, along the lines of a business combination, OEM product agreement or other strategic venture or transaction. A second meeting between Dr. Storey and Mr. McGowan occurred on the afternoon of September 13, 1999. Prior to this meeting, Parent and the Company entered into a mutual non-disclosure agreement, which was amended and superseded by a confidential mutual non-disclosure agreement on October 15, 1999 (the "Confidentiality
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Agreement"). At this meeting, the parties discussed the Company's planned business direction in light of changes in the contact center industry and Parent's technological capabilities with respect to the Internet and process automation. As a result of this meeting, and in light of the parties' strategies discussed thereat, Dr. Storey and Mr. McGowan began to consider the prospect of a business combination between the Company and Parent.

     Following the meeting of September 13, 1999, Dr. Storey discussed the possibility of a merger between the Company and Parent with other members of the Management Board of Parent, and Gert J. Reinhardt, Chief Executive Officer of Parent, fully briefed the Parent's supervisory board about the situation. In addition, on September 17, representatives from Broadview held a conference call with Mr. McGowan and other representatives from the Company to discuss the Company's strategy and its historical and projected financial results. On September 23, 1999, Broadview and the Parent outlined to the Company preliminary proposed transaction terms for a merger of the Company and Parent.

     On October 6, 1999, Mr. McGowan and Updata, the Company's financial advisor, presented to the Company Board the preliminary proposed transaction terms for a merger of the Company and Parent. At this meeting, the Company Board considered the Company's business, financial condition, results of operations, current business strategy and future prospects, recent and historical market prices and trading ranges for the Shares and strategic and other potential alternatives to a potential business combination.

     After conferring with the Company Board, Mr. McGowan informed Dr. Storey, in early October, that the Company would continue exploring a possible transaction with Parent and would allow Parent to commence a preliminary senior level due diligence review of the Company. Representatives of Parent commenced the preliminary due diligence investigation on October 15, 1999, and continued their investigation during November, 1999, including holding meetings between certain members of each of the Company's and Parent's senior managements in Germany from October 26 to 29, 1999. During this time, the senior management of each of Parent and the Company discussed generally the possible structures and potential synergies of a business combination.

     In early November, 1999, the senior management and financial advisors of each of the Company and Parent began to negotiate the amount and form of consideration that would be payable to Company stockholders in connection with a business combination. The parties also discussed various strategies for retaining the services of key Company employees in the event of a business combination.

     During the negotiations of early November, and prior to November 7, 1999, Dr. Storey fully informed the Management Board of Parent of the status of the discussions and obtained suitable authorizations to proceed on behalf of Parent. Also, during this period, Mr. Reinhardt consulted fully with the Supervisory Board of Parent concerning the negotiations.

     On November 7, 1999, following negotiations regarding the amount and form of consideration, Dr. Storey called Mr. McGowan and informed him that a price of $6.25, payable in cash for each outstanding Share, would be Parent's best and highest proposal. Parent indicated that it would require Mr. McGowan and Frederick C. Foley, the Company's Chief Financial Officer, to enter into employment agreements and certain stockholders of the Company to enter into a tender agreements, as a conditions to its willingness to enter into a definitive merger agreement. While these conversations were occurring, representatives of Parent continued various aspects of their due diligence review.

     On November 10, 1999, certain members of the Company Board met to discuss Parent's final offer price and related matters. At this meeting, the Company Board considered the Company's business, financial condition, results of operations, current business strategy and future prospects, recent and historical market prices and trading ranges for the Shares, strategic and other potential alternatives to Parent's offer, and the relevant matters, including information presented by senior management and by the Company's financial advisors regarding the progress of the negotiations between Parent and the Company over the terms of a definitive merger agreement. Senior management and the Company's financial advisors discussed with the Company Board the proposed terms of the merger agreement, which contemplated a cash tender offer followed by a cash merger, and a tender agreement pursuant to which certain officers and directors of the

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Company would agree to tender their Shares into the Offer and vote in favor of the Merger. Based on the information presented at these and previous meetings, and after extensive deliberation, the Company Board authorized senior management of the Company to proceed with the negotiation of definitive documentation relating to the proposed transaction. Also at this meeting, the Company Board authorized Mr. McGowan and senior management of the Company to enter into a non-solicitation and standstill agreement to be negotiated by such management in consultation with legal and financial advisors (the "Non-Solicitation and Standstill Agreement"). Senior management of the Company and the Parent executed the Non-Solicitation and Standstill Agreement on November 17, 1999.

     From November 22, 1999 through December 15, 1999, Parent and its counsel continued their due diligence review of the Company, and the parties and their advisors negotiated the provisions of the Merger Agreement and the Tender Agreement.

     On the morning of December 16, 1999, the members of the Company's Board received from the Company certain materials in preparation for deliberations considering the proposed offer, including a summary of the Merger Agreement and the transactions contemplated thereby, the final draft of the Merger Agreement, a summary of the proposed terms of the employment agreements for Mr. McGowan and Mr. Foley, drafts of those employment agreements, an outline of the Company Board's duties under the DGCL and proposed resolutions with respect to the Merger Agreement and the transactions contemplated thereby. Also on the morning of December 16, 1999, the members of the Company's Board received from Updata, the Company's financial advisors, a presentation and financial analysis concerning the Merger Agreement and the transactions contemplated thereby.

     After having been afforded the full business day to review their materials, the Company Board held a meeting during the evening of December 16, 1999. At that meeting, Mr. McGowan, other members of the Company's senior management and the Company's financial and legal advisors presented to the Company Board the terms of the proposed Merger Agreement and discussed with the Company Board various business issues relating to the contemplated transactions. Updata presented a detailed financial analysis of the proposed transaction and rendered its written opinion that, as of December 16, 1999, the $6.25 per Share cash consideration to be received in the Offer and the Merger by holders of Shares was fair to such holders (other than Parent and its affiliates) from a financial point of view. The Company's legal advisors discussed with the Company Board the legal standards applicable to its decisions with respect to the proposed transaction and reviewed the terms of the transaction documents. After discussion and due consideration, including discussion while Mr. McGowan and Mr. Foley had excused themselves from the meeting, the Company Board unanimously approved (with Messrs. Burton and McGowan abstaining) the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and resolved to recommend that holders of Shares tender their Shares in the Offer and vote in favor of the Merger.

     After execution and delivery of the Merger Agreement on the evening of December 17, 1999, the parties issued a joint press release, before the opening of Nasdaq on December 20, 1999, announcing the definitive agreement, the Offer and the Merger.

  Reasons for the Company Board's Recommendation

     In light of the Board of Directors' review of the Company's competitive and financial position, recent operating results and prospects, the Board determined that the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its stockholders and recommended that (i) the stockholders accept the Offer and tender their Shares in the Offer and (ii) the stockholders entitled to vote thereon, approve and adopt the Merger Agreement, subject to the terms and conditions therein, and the transactions contemplated thereby. In making such recommendation and in approving the Merger Agreement and the transactions contemplated thereby, the Board considered a number of factors, including, but not limited to, the following:

          (1) the terms and conditions of the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, the limited ability of Parent and

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     Purchaser to terminate the Offer or the Merger Agreement and the provision for payment of the Offer Consideration in cash with no financing condition;

          (2) the financial condition, results of operations, cash flows and prospects of the Company;

          (3) the prospects of the Company if the Company were to remain independent and the risks inherent in remaining independent, including competitive risks;

          (4) the extensive arms-length negotiations between the Company and Parent that resulted in the $6.25 per share price;

          (5) the history of the Company's discussions with Parent and other parties;

          (6) that the Offer and the Merger provide for a prompt cash tender offer for all outstanding Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

          (7) the current status of the industries in which the Company competes and the technological and financial resources available to the Company's competitors;

          (8) the likelihood of continued consolidation in the industries in which the Company competes and the possibility that changes in those industries, including the rapid evolution of technology, could adversely affect the Company and its stockholders;

          (9) the recent trading price of the Shares and that the $6.25 per Share to be paid in the Offer and the Merger represents (i) a premium of approximately 19% over the $5.25 closing sale price for the Shares on The Nasdaq National Market on December 14, 1999, and (ii) a premium of approximately 33.3% over the $4.688 closing sale price for the Shares on The Nasdaq National Market on November 14, 1999;

          (10) the Company's and Updata's determination that the likelihood that an unconditional superior offer could be found was insufficient to justify the risk of delay in proceeding with the favorable transaction with Parent;

          (11) the presentations of Updata made to the Board on October 6, 1999, November 10, 1999 and December 16, 1999, and the Fairness Opinion of Updata delivered to the Company Board at the December 16, 1999 Board meeting to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $6.25 per share to be received by holders of the Shares in the Offer and the Merger was fair, from a financial point of view, to such holders (STOCKHOLDERS ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY);

          (12) the Merger Agreement permits the Company Board, in the exercise of its fiduciary duties, to furnish information and data, and enter into discussions and negotiations, in connection with a Superior Proposal (as defined in the Merger Agreement) and to withdraw its recommendation of the Merger with Parent and Purchaser in favor of a Superior Proposal to the Company's stockholders;

          (13) the Merger Agreement permits the Company Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a Superior Proposal, provided, that following such termination, the Company must pay Parent a fee of $3,000,000, (representing approximately 4.3% of the total value of the consideration to be paid to stockholders in the Offer and the Merger); and

          (14) the business reputation of Parent and its management, and Parent's financial strength, including its ability to finance the Offer.

     The Company Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Company Board assigned different weights to the factors.

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     The Company Board recognized that, while the consummation of the Offer gives the Company's stockholders the opportunity to realize a premium over the price at which the Shares were traded before the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such stockholders to participate in the future growth and profits of the Company. The Company Board believes that the loss of the opportunity to participate in the growth and profits of the Company was reflected in the Offer Consideration of $6.25 per Share. The Company Board also recognized that there can be no assurance as to the level of growth or profits, if any, to be attained by the Company in the future.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Pursuant to the terms of an engagement letter dated October 4, 1999 (the "Updata Engagement Letter"), the Company retained Updata as its financial advisor in considering the Company's financial and strategic alternatives, including the possible sale of (or other extraordinary transactions involving) the Company and/or its subsidiaries. Mr. Burton, a director of the Company, is also a Managing Director of Updata.

     The Company agreed in the Updata Engagement Letter to pay Updata a transaction fee, based on a formula set forth therein, which will result in a cash payment to Updata of approximately $786,200, payable in pro rata installments upon consummation of the Offer and the Merger. Whether or not any transaction is consummated, the Company has agreed to reimburse Updata for reasonable out-of-pocket expenses, including reasonable legal fees and expenses. In the Updata Engagement Letter, the Company agreed to indemnify Updata against certain liabilities arising out of Updata's engagement.

     The Company has also retained Innovative Software Engineering Practices, Inc. ("Instep") to assist the Company in evaluating and developing product positioning, whole product definition and strategic alternatives, and signed an engagement letter with Instep to such effect on October 15, 1999 (the "Instep Engagement Letter"). Pursuant to the Instep Engagement Letter, the Company will pay Instep a transaction fee, based on a formula set forth therein, which will result in a cash payment to Instep of approximately $275,000. Whether or not any transaction is consummated, the Company has agreed to reimburse Instep for reasonable travel expenses and reasonable legal fees and expenses. In the Instep Engagement Letter, the Company agreed to indemnify Instep against certain liabilities arising out of Instep's engagement.

     Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders concerning the Offer or the Merger on its behalf.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by such persons (other than Shares issuable upon the exercise of Options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Securities Exchange Act of 1934), subject to and consistent with any fiduciary obligations of such persons. In a Tender and Voting Agreement dated December 17, 1999 between Parent and the executive officers and directors of the Company, each of the Company's executive officers and directors agreed with Parent, among other things, to tender his Shares in the Offer and to vote for and otherwise to support the Merger.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in; (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other

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acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) or 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board of directors' resolutions, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     Not applicable.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit (a)(1)      Form of Offer to Purchase, dated as of December 23, 1999
                    (incorporated by reference to Exhibit (a)(1) to the Schedule
                    14D-1).*

Exhibit (a)(2)      Form of Letter of Transmittal (incorporated by reference to
                    Exhibit (a)(2) to the Schedule 14D-1).*

Exhibit (a)(3)      Form of Notice of Guaranteed Delivery (incorporated by
                    reference to Exhibit (a)(3) to the Schedule 14D-1).*

Exhibit (a)(4)      Form of Letter from the Information Agent to Brokers,
                    Dealers, Commercial Banks, Trust Companies and Nominees
                    (incorporated by reference to Exhibit (a)(4) to the Schedule
                    14D-1).*

Exhibit (a)(5)      Form of Letter to Clients for use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(5) to the Schedule 14D-1).*

Exhibit (a)(6)      Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9 (incorporated by reference to
                    Exhibit (a)(6) to the Schedule 14D-1).*

Exhibit (a)(7)      Letter to Company Stockholders, dated December 23, 1999.*

Exhibit (a)(8)      Summary Advertisement, as published on December 23, 1999
                    (incorporated by reference to Exhibit (a)(7) to the Schedule
                    14D-1).

Exhibit (a)(9)      Fairness Opinion of Updata Capital, Inc. dated December 16,
                    1999.*

Exhibit (a)(10)     Joint Press Release issued by Parent and Company on December
                    20, 1999 (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1).

Exhibit (c)(1)      Agreement and Plan of Merger dated as of December 17, 1999 by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1).

Exhibit (c)(2)      Tender and Voting Agreement, dated as of December 17, 1999, among Parent and certain officers and directors of the Company named therein (incorporated by reference to Exhibit
                    (c)(2) to the Schedule 14D-1).

Exhibit (c)(3)      Employment Agreement by and between Purchaser and James E.
                    McGowan dated as of December 17, 1999, with exhibits thereto, (incorporated by reference to Exhibit (c)(3) to the Schedule 14D-1).

Exhibit (c)(4)      Employment Agreement by and between Purchaser and Frederick
                    C. Foley dated as of December 17, 1999, with exhibits thereto, (incorporated by reference to Exhibit (c)(4) to the Schedule 14D-1).

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Exhibit (c)(5)      Confidential Mutual Non-Disclosure Agreement dated as of
                    October 15, 1999 between Parent and the Company (incorporated by reference to Exhibit (c)(5) to the Schedule 14D-1).

Exhibit (c)(6)      Stockholders Agreement, dated as of December 17, 1999 by and among Parent, Purchaser and James E. McGowan (incorporated by reference to Exhibit (c)(6) to the Schedule 14D-1).

Exhibit (c)(7)      Stockholders Agreement dated as of December 17, 1999 by and among Parent, Purchaser and Frederick C. Foley (incorporated by reference to Exhibit (c)(7) to the Schedule 14D-1).

Exhibit (c)(8)      Article Eighth of the Certificate of Incorporation of the
                    Company.

Exhibit (c)(9)      Excerpts from the Company's Proxy Statement, dated April 5,
                    1999.

Exhibit (c)(10)     Form of Stock Option Plan of Purchaser (incorporated by
                    reference to Exhibit (c)(8) to the Schedule 14D-1.

Exhibit (c)(11)     Engagement Letter between the Company and Updata dated
                    October 4, 1999.

---------------
* Included in copies mailed to the stockholders.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          EIS INTERNATIONAL, INC.

December 23, 1999

                                          By: /s/ JAMES E. MCGOWAN
                                            ------------------------------------
                                          Name: James E. McGowan
                                          Title: President and Chief Executive
                                                 Officer

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